John Hancock Hedged Equity & Income Fund

Notification of Sources of Distribution

This notice provides shareholders of the John Hancock Hedged Equity & Income Fund (NYSE: HEQ) with important information concerning the distribution declared in August 2012 and payable on September 28, 2012. No action is required on your part.

Distribution Period:	September 2012

Distribution Amount Per Common Share:	$0.3230

The following table sets forth the estimated sources of the current distribution, payable September 28, 2012, and the cumulative distributions paid this fiscal year to date from the following sources: net investment income; net realized short term capital gains; net realized long term capital gains; and return of capital or other capital source. All amounts are expressed on a per common share basis and as a percentage of the distribution amount.

				% Breakdown
				of the Total
			Total Cumulative	Cumulative
		% Breakdown	Distributions for	Distributions
	Current	of the Current	the Fiscal Year to	for the Fiscal
Source	Distribution ($)	Distribution	Date ($)[1]	Year to Date

Net Investment Income	0.0323	10%	0.1288	10%
Net Realized Short
Term Capital Gains	0.0000	0%	0.0000	0%
Net Realized Long Term
Capital Gains	0.0000	0%	0.0000	0%
Return of Capital or
Other Capital Source	0.2907	90%	1.1595	90%

Total per common share	0.3230	100%	1.2883	100%

Average annual total return (in relation to NAV) for the period commencing on May 26, 2011
and ending on July 31, 2012	1.27%

Annualized current distribution rate expressed as a percentage of NAV as of July 31, 2012	7.25%

Cumulative total return (in relation to NAV) for the fiscal year through July 31, 2012	11.51%

Cumulative fiscal year to date distribution rate expressed as a percentage of NAV as of July
31, 2012	5.42%

You should not draw any conclusions about the Fund’s investment performance from the amount of this distribution or from the terms of the Fund’s managed distribution plan.

The Fund estimates that it has distributed more than its income and net realized capital gains; therefore, a portion of your distribution may be a return of capital. A return of capital may occur, for example, when some or all of the money that you invested in the Fund is paid back to you. A return of capital distribution does not necessarily reflect the Fund’s investment performance and should not be confused with “yield” or “income.”

The amounts and sources of distributions reported in this Notice are only estimates and are not being provided for tax reporting purposes. The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.

1 The Fund’s current fiscal year began on November 1, 2011.

The Fund has declared this distribution pursuant to the Fund’s managed distribution plan (the “Plan”). Under the amended Plan, the Fund will make a quarterly distribution of an amount equal to $0.3230 per share, based upon an annual distribution rate of 7.25% of the Fund’s net asset value (“NAV”) of $17.82 on July 31, 2012 (representing a quarterly distribution rate of 1.8125% of the Fund’s July 31, 2012 NAV). The amount will be paid quarterly until further notice.

If you have questions or need additional information, please contact your financial professional or call the John Hancock Funds Closed-End Fund Information Line at 1-800-843-0090, Monday through Friday between 8:00 a.m. and 7:00 p.m., Eastern Time.